

September 1, 2010

Christopher Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris, France

>   **Re: Sanofi-Aventis**
>   **Form 20-F for the year ended December 31, 2009**
>   **Filed March 12, 2010**
>   **File No. 1-31368**

Dear Mr. Viehbacher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Pharmaceutical Products

Clinical Portfolio, page 42

1. For each of the projects discussed on pages 42 and 45 that you deem significant, please revise to disclose the following:

   - The research and development costs incurred during each period presented and total costs incurred to date;
   - The nature, timing and estimated costs of the efforts necessary to complete the project;
   - The anticipated completion dates;

- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
- The period in which material net cash inflows from significant projects are expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by segment or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Notes to the Consolidated Financial Statements

B. Summary of Significant Accounting Policies

B.1. Basis of Consolidation, page F-14

2. You disclose that companies over which you exercise significant influence are accounted for by the equity method. You also disclose that "[c]ompanies are consolidated from the date on which…significant influence is transferred to the Group." Please clarify what you mean by "significant influence" and how the term differentiates between companies that are consolidated and those that are accounted for under the equity method.

B.7. Assets held for sale or exchange, page F-20

3. Although you do not specifically identify Merial as a discontinued operation, the criteria you disclose on page F-21 for presenting its operations on a separate line in the income statement are the same as those for identifying discontinued operations under paragraph 32 of IFRS 5. Please address the following comments:
- Please revise your consolidated income statements to separately present the results of operations from continuing and discontinued operations as required by paragraphs 33 and 33A of IFRS 5. Otherwise, please explain to us how your presentation of Merial is appropriate and reference for us the authoritative literature you rely upon to support your accounting and disclosure; and
- Please revise your disclosure throughout your filing to clarify why you view the contribution of your 100% interest in Merial into a joint venture with Merck, whereby Merck will contribute its Intervet/Schering-Plough Animal Health business, in exchange for a 50% interest in the joint venture as a partial disposal of your interest in Merial.

B.14. Revenue recognition, page F-28

4. You disclose that contracts between sanofi pasteur and government agencies specify terms for the supply and acceptance of batches of vaccine and that you recognize revenue when these conditions are met. You specifically disclose one such arrangement on page 39 with the U.S. government in order to develop a vaccine stockpile. Please explain to us your revenue recognition policy for arrangements with government agencies to provide batches of vaccines and reference for us the authoritative literature you rely upon to support your accounting. At a minimum, please provide the following information:
   - Please explain to us the material terms of these arrangements, including when product is shipped to the customer;
   - Please explain whether you physically maintain any stockpiles for these government agencies. To the extent you do, please:
     - Explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;
     - Explain how you meet the criteria for 'bill and hold' transactions identified in paragraph 1 of the Appendix to IAS 18; and
     - Explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product. If so, please:
       - Explain whether you receive compensation for the service of rotating the stock and, if so, how you account for that compensation;
       - Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;
       - Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory; and
       - Considering that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

D.5. Impairment of property, plant and equipment, goodwill and intangibles, F-50

5. Please tell us how the after tax discount rate was used in your impairment test and how your determination of value in use complies with paragraphs 50 and 55 of IAS 36, which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant